SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                              dated March 27, 2000

                               BP AMOCO p.l.c.
               (Translation of registrant's name into English)


        BRITANNIC  HOUSE, 1 FINSBURY CIRCUS,  LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X|   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No |X|

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION
STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                    DESCRIPTION OF BP AMOCO ORDINARY SHARES

   The following information is a summary of the material terms of the BP Amoco ordinary shares as specified in the BP Amoco articles of association as presently in effect.

   All of the existing issued BP Amoco ordinary shares are fully paid. BP Amoco ordinary shares are represented in certificated form and also in uncertificated form under "CREST". CREST is an electronic settlement system in the U.K. which enables BP Amoco ordinary shares to be evidenced and transferred electronically without use of a physical certificate.

Dividends

   If recommended by the directors of BP Amoco, BP Amoco shareholders may, by ordinary resolution, declare final dividends but no such dividend may be declared in excess of the amount recommended by the directors. The directors may also pay interim dividends without obtaining shareholder approval. No dividend may be paid other than out of profits available for distribution under the U.K. Companies Act. Dividends on BP Amoco ordinary shares are payable only after payment of dividends on BP Amoco preference shares.

   At least until December 31, 2003, BP Amoco will announce dividends for BP Amoco ordinary shares in U.S. dollars and state an equivalent pounds sterling dividend. Dividends on BP Amoco ordinary shares will be paid in pounds sterling and on BP Amoco ADSs in U.S. dollars.

   On April 6, 1999, BP Amoco implemented its dividend reinvestment program under which holders of BP Amoco ordinary shares may reinvest the dividends receivable to purchase BP Amoco ordinary shares.

Voting Rights

   The current articles of association of BP Amoco provide that voting on ordinary resolutions at a shareholders' meeting will be decided on a poll other than resolutions of a procedural nature, which may be decided on a show of hands. If voting is on a poll, every shareholder who is present in person or by proxy has one vote for every BP Amoco ordinary share held and two votes for every (pound)5 in nominal amount of the BP Amoco preference shares held. If voting is on a show of hands, each shareholder who is present at the meeting in person or whose duly appointed proxy is present in person will have one vote, regardless of the number of shares held, unless a poll is requested or demanded. Special and extraordinary resolutions at a shareholders' meeting will be decided on a poll. Shareholders do not have cumulative voting rights.

   An extraordinary resolution at a separate class meeting of BP Amoco ordinary shareholders, requiring an affirmative vote of at least 75% of the votes cast in person or by proxy, is necessary under the BP Amoco articles of association in respect of any proposal to vary the rights of such ordinary shareholders.

   Holders of record of BP Amoco ordinary shares may appoint a proxy, including a beneficial owner of those shares, to attend, speak and vote on their behalf at any shareholders' meeting.

   Record holders of BP Amoco ADSs also are entitled to attend, speak and vote, at any shareholders' meeting of BP Amoco by the depositary's appointment of them as proxies in respect of the BP Amoco ordinary shares represented by their BP Amoco ADSs. Each such proxy may also appoint a proxy. Alternatively, holders of BP Amoco ADSs are entitled to vote by supplying their voting instructions to the depositary, who will vote the BP Amoco ordinary shares represented by their BP Amoco ADSs in accordance with their instructions. See "Description of BP Amoco American Depositary Shares - Voting Rights."

Shareholders' Meetings and Notices

   Shareholders must provide BP Amoco with an address in the U.K. in order to be entitled to receive notices of shareholders' meetings. In certain circumstances, BP Amoco may give notices to shareholders by advertisement in U.K. newspapers. Holders of BP Amoco ADSs are entitled to receive notices under the terms of the deposit agreement relating to BP Amoco ADSs. See "Description of BP Amoco American Depositary Shares - Voting Rights."

   Under the BP Amoco articles of association, the annual general meeting of shareholders will be held within 15 months after the preceding annual general meeting and at a time and place determined by the directors.

Liquidation Rights

   In the event of the liquidation of BP Amoco, after payment of all liabilities and applicable deductions under U.K. laws, the holders of the BP Amoco preference shares would be entitled to the sum of (1) the capital paid up on such shares plus, (2) accrued and unpaid dividends and (3) a premium equal to the higher of (a) 10% of the capital paid up on the BP Amoco preference shares and (b) the excess of the average market price over par value of such shares on the London Stock Exchange during the previous six months. The remaining assets would be divided among the holders of BP Amoco shares in order of priority, including holders of BP Amoco ordinary shares.

Pre-emptive Rights and New Issues of Shares

   Under Section 80 of the U.K. Companies Act, the directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in the U.K. Companies Act include BP Amoco ordinary shares or securities convertible into BP Amoco ordinary shares. In addition, Section 89 of the U.K. Companies Act imposes further restrictions on the issue of equity securities (as defined in the U.K. Companies Act, which would include BP Amoco ordinary shares or securities convertible into BP Amoco ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders in proportion to their existing shareholdings. Holders of BP Amoco ADSs would, acting through the depositary, be entitled to participate in any such preemptive offer.

   BP Amoco's articles of association allow shareholders to authorize directors for a period of up to five years, to issue (1) relevant securities generally up to an amount fixed by the shareholders and (2) equity securities for cash other than in connection with a rights issue. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one-third of the existing issued ordinary share capital, and the amount of equity securities that may be issued for cash other than in connection with a rights issue, is restricted to 5% of the existing issued ordinary share capital. At the BP Amoco extraordinary general meeting on September 1, 1999, these amounts were fixed at $1,885,000,000 and $280,000,000 respectively.

   The authority referred to above granted to the directors at the extraordinary general meeting on September 1, 1999, expires at the earlier of BP Amoco's next annual general meeting or July 14, 2000. At the BP Amoco annual general meeting on April 13, 2000, the shareholders of BP Amoco will be asked to alter the amount of relevant securities which can be allotted by the directors to $1,128,000,000 or to $1,900,000,000 (conditional upon the combination with ARCO becoming unconditional) and the amount of equity securities that may be issued for cash other than in connection with a rights issue to $243,000,000 or $285,000,000 (conditional upon the combination with ARCO becoming unconditional).

Disclosure of Interests in Shares

   The U.K. Companies Act gives BP Amoco the power to require persons whom it believes to have, or to have acquired within the previous three years, an interest in its voting shares, to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term "interest" is widely defined and will generally include an interest of any kind whatsoever in voting shares, including any interest of a holder of BP Amoco ADSs.

Changes in Capital

   The BP Amoco shareholders may pass an ordinary resolution to do any of the following:

        o consolidate, or consolidate and then divide, all or any of BP Amoco's share capital into new shares of larger nominal amounts than its existing shares;

        o cancel any shares which have not, at the date of the relevant resolution, been subscribed or agreed to be subscribed by any person and reduce the amount of BP Amoco's authorized share capital by the amount of the shares so canceled;

       o divide some or all of BP Amoco's shares into shares of a smaller amount; and

       o  increase BP Amoco's share capital.

   BP Amoco will also be able to:

       o with the authority of shareholders by ordinary or special resolution, depending on the circumstances relating to the purchase, purchase its own shares; and

        o by special resolution and, where required by the U.K. Companies Act, with the sanction of the court, reduce its share capital, any capital redemption reserve, share premium account or any other undistributable reserve.

Transfer of Shares

   Except as described in this paragraph, the BP Amoco articles of association do not restrict the transferability of BP Amoco ordinary shares. BP Amoco ordinary shares may be transferred by an instrument in any usual form or in any other form acceptable to the directors. The directors may refuse to register a transfer:

       o  if it is of shares which are not fully paid;

       o if it is not stamped and duly presented for registration, together with the share certificate and other evidence of title as the directors reasonably require;

       o  if it is in respect of more than one class of share;

       o  if it is in favor of more than four persons jointly; or

       o in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under "- Disclosure of Interests in Shares" above.

   BP Amoco may not refuse to register transfers of BP Amoco ordinary shares if it would prevent dealings in the shares on the London Stock Exchange from taking place on an open and proper basis. The registration of transfers may be suspended at any time and for any period the directors may determine. The register of shareholders may not be closed for more than 30 days in any year.

Registrar

   The registrar for BP Amoco ordinary shares is Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, England.

              DESCRIPTION OF BP AMOCO AMERICAN DEPOSITARY SHARES

General

   Morgan Guaranty Trust Company of New York, 60 Wall Street, New York, New York 10260 is the depositary that issues American Depositary Shares (ADSs) representing ownership in six BP Amoco ordinary shares deposited with the custodian, currently the London office of Morgan Guaranty Trust Company of New York, 60 Victoria Embankment, London, EC4Y OJP, England. ADSs are evidenced by BP Amoco American depositary receipts, or ADRs, which may be issued in either certificated or book-entry form.

   Because the depositary will be the actual legal owner of the underlying ordinary shares, ADS holders will generally exercise their rights as a shareholder through it, although ADS holders will have the right to attend, speak and vote at the shareholder meetings as the depositary's proxy, as described below.

   Investors may hold ADSs either directly or indirectly through their broker or financial institution. This description assumes the holder holds ADSs directly. Holders who hold the ADSs indirectly, must rely on the procedures of their broker or financial institution to assert the rights of ADS holders described in this section. Such holders should consult with their broker or financial institution to find out what these procedures are.

   The following is a summary of the material terms of BP Amoco ADSs. It is derived from the amended and restated deposit agreement, dated as of December 31, 1998 and as amended from time to time, among BP Amoco p.l.c., BP Amoco Corporation (BP Amoco's U.S. subsidiary), the depositary and holders from time to time of BP Amoco ADSs. Because it is a summary, it does not contain all the information that may be important to ADS holders. For more complete information, holders should read the entire deposit agreement and the BP Amoco ADR. Copies of the deposit agreement, the BP Amoco ADR and the BP Amoco articles of association are available for inspection at the office of the depositary located at 60 Wall Street, New York, New York, 10260. Holders may also obtain a copy of any of these documents from the SEC, which are on file at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's other public reference rooms in New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services and, for most recent BP Amoco periodic filings only, at the Internet world web site maintained by the SEC at www.sec.gov.

Withdrawal of ADRs to Obtain Ordinary Shares

   If holders wish to hold ordinary shares instead of ADRs, they may submit a written request to withdraw ordinary shares and turn in their ADRs at the depositary office. Upon payment of its fees and expenses and of any taxes or charges, the depositary will deliver in registered form (1) the underlying shares to an account designated by the holder (2) and any other deposited securities underlying the ADR at the depositary's London office. At the holder's request, risk and expense, the depositary will deliver the deposited securities at its New York office or any other place the holder specifies.

   Holders have the right to cancel their ADRs and withdraw the underlying ordinary shares in registered form or any time except:

   o  due to delays caused by the temporary closing of the transfer books,

   o when the holder owes money for the payment of fees, taxes and similar charges, or

   o when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations relating to BP Amoco ADSs or ordinary shares.

Deposit of Ordinary Shares to obtain ADRs

   If a person holds or acquires ordinary shares, such person may deposit them with the custodian and hold ADSs instead. Such ordinary shares will be held by the custodian for the account and to the order of the depositary.

   To the extent requested to do so by the custodian for the depositary, a holder must deliver to it the following:

   o certificates or other instruments of title for the ordinary shares to be deposited, properly endorsed and in a form satisfactory to the custodian;

   o a written order directing the depositary to issue to the holder, or upon such holder's written order, ADRs evidencing the number of ADSs which will represent the number of ordinary shares deposited;

   o  any required payments;

   o an instrument which provides for the prompt transfer to the custodian of any dividend, right to subscribe for additional ordinary shares or right to receive other property--or, in lieu of such a transfer instrument, an agreement of indemnity; and

   o  any other required documents.

   The custodian will then, at the earliest practicable date, present the ordinary shares for registration of transfer into the name of the custodian, or its nominee, and notify the depositary that the registration occurred. The deposit of the ordinary shares will be done at the holder's cost and expense.

   Once the depositary receives notice of the deposit, it shall issue ADRs evidencing the number of ADSs to which such holders are entitled. The ADRs will be issued in book-entry form, unless the holder specifically requests ADRs in certificated form.

   Ordinary shares may be deposited directly with the depositary for the purpose of having them forwarded to the custodian, but you will incur a charge and delivery will be at the depositor's risk.

Dividends and other Distributions

   The depositary will pay to ADR holders the cash dividends or other distributions it or the custodian receives on ordinary shares or any other deposited securities, after deducting any applicable fees and expenses. ADR holders will receive those distributions in proportion to the number or ordinary shares represented by their ADSs.

   Cash. At least until December 31, 2003, ADR holders receive cash dividends payable on deposited securities in U.S. dollars. The depositary converts any cash dividend or other cash distribution BP Amoco pays other than in U.S. dollars on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the U.K. government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the U.K. currency only to those ADR holders to whom it is possible to do so. It will hold the U.K. currency it cannot convert for the account of ADR holders who have not been paid. It will not invest the U.K. currency and it will not be liable for any interest.

   Before making a distribution the depositary deducts any withholding taxes that must be paid under U.K. law. The depositary will distribute only whole U.S. dollars and cents and hold any balance not distributed (without interest) for future distributions. If the exchange rates fluctuate during a time when the depositary cannot convert the U.K. currency, holders may lose some or all of the value of the distribution.

   Shares. The depositary may distribute new ADRs representing any shares BP Amoco distributes as a dividend or free distribution, if BP Amoco requests it to make this distribution. The depositary will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, each ADR will also represent the proportion of the new shares allocable to such ADR.

   Rights to receive additional shares. If BP Amoco offers holders of its securities any rights to subscribe for additional shares or any other rights, BP Amoco may make these rights available to holders of ADRs by means of warrants or otherwise, if lawful and feasible. If it is not lawful and not feasible and it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds in the same way as it does with cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of ADRs will receive no value for them.

   Other Distributions. The depositary will send to ADR holders anything else BP Amoco distributes on deposited securities by any means the depositary thinks it equitable and practical. If it cannot make the distribution in that way, the depositary may decide to sell what BP Amoco distributed and distribute the net proceeds, in the same way as it does with cash, or it may adopt such other methods it deems equitable and practical.

   The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. BP Amoco has no obligation to register ADRs, shares, rights or other securities under the Securities Act of 1933. It also has no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that ADR holders may not receive the distributions BP Amoco makes on its shares or any value for them if it is unlawful or impractical for them to be made available to ADR holders.

Disclosure of Interests

   U.K. law imposes certain notification and information reporting obligations on holders of an English public limited company's share capital as to the capacity in which the holder holds the shares and regarding the identity of any other person who holds an interest in the same shares. These obligations to disclose information to BP Amoco under English law also applies to ADR holders and any other persons with an interest in the ADRs. ADR holders may be subject to criminal penalties for failure to comply with these provisions. In addition, ADR holders may forfeit the right to vote and to direct the voting of, and be prohibited from transferring ADRs.

Voting Rights of Holders of ADRs

   ADR holders on a record date fixed by the depositary, may attend, speak and vote at BP Amoco shareholder meetings of holders of the ordinary shares represented by their ADRs. To the extent practicable, the depositary will make the record date the same as the record date for the ordinary shares.

   The depositary will enable ADR holders to attend, speak and vote at a meeting by appointing the ADR holder its proxy for the ordinary shares underlying its ADRs. If such holder does not wish to attend a meeting, it may appoint the depositary or another person as its substitute proxy to attend, speak and vote on its behalf. The depositary will only vote as a holder instructs. It will not vote on behalf of an ADR holder at all if such holder does not give any instructions. The depositary will not vote insofar as doing so is impracticable or in contradiction of applicable law, the BP Amoco articles of association or the deposit agreement.

   If a holder holds ADRs through a brokerage account or otherwise in "street name", it will not be entitled to attend or speak at a meeting, but will be able to vote ADRs by instructing the depositary.

   The depositary will notify ADR holders of the upcoming meeting and arrange to deliver certain materials to ADR holders. The materials will:

   o  describe the meeting time, place and the matters to be voted on; and

   o explain how ADR holders may instruct the depositary to vote the ordinary shares or other deposited securities, if any, underlying the ADRs as such holders direct if such holders choose to appoint the depositary as their substitute proxy, or how they may appoint a different substitute proxy.

Reclassifications, Recapitalizations and Mergers

   If BP Amoco:

   o changes the par value of, splits, cancels, consolidates or otherwise reclassifies any of the BP Amoco ordinary shares or other deposited securities; or

   o recapitalizes, reorganizes, merges, consolidates, sells its assets, or takes any similar action, then:

         (1)The cash, ordinary shares or other securities received by the depositary automatically will become new deposited securities under the deposit agreement, and each ADR will represent its equal share of the new deposited securities unless additional ADRs are delivered as in the case of a stock dividend; and

         (2)The depositary will, if BP Amoco asks it to, issue new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Reports and Transfer Books

   The depositary will make available for inspection by holders at its New York office and at any other designated transfer offices any reports and other communications received from BP Amoco which are made generally available to the holders of ordinary shares by BP Amoco and will also mail or, when requested by BP Amoco, otherwise make available to holders copies of such reports and communications, as provided in the deposit agreement. The depositary will also make available at its New York offices and at any other designated transfer offices a register for the transfer of ADRs, which at all reasonable times will be open for the inspection of holders.

Amendment and Termination

   Amendment. BP Amoco may agree with the depositary to amend the deposit agreement and the BP Amoco ADRs without consent of ADR holders for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices an important right of ADR holders, it will only become effective 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair a holder's right to receive the deposited securities in exchange for its ADRs.

   Termination. The depositary will terminate the deposit agreement if BP Amoco asks it to do so, in which case it must notify ADR holders at least 30 days before termination. The depositary may also terminate the agreement after notifying ADR holders if the depositary informs BP Amoco that it would like to resign and BP Amoco does not appoint a new depositary bank within 90 days. In this event, ADR holders have certain rights which are set forth in the deposit agreement.

Fees and Expenses

                  For                           ADR holders must pay:
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

o  Each issuance of an ADR, including   Not more than $5.00 per 100 ADRs
   as a result of a distribution of
   shares or rights or other property

o  Each cancellation of an ADR,         Not more than $5.00 per 100 ADRs
   including if the deposit agreement
   terminates

o  Transfer and registration of         Registration or transfer fees
   ordinary shares on BP Amoco's
   share  register  from  the
   holder's  name  to the  name  of the
   depositary  or its agent or vice
   versa when the holder  deposits or
   withdraws shares

o  Conversion of foreign currency to    Expenses of the depositary
   U.S. dollars

o  Cable, telex and facsimile           Expenses of the depositary
   transmission expenses incurred at
   the holder's request

o  As necessary                         Certain taxes and governmental
                                        charges the depositary or the
                                        custodian has to pay on any ADR or
                                        ordinary share underlying an ADR, for
                                        example, stock transfer taxes, stamp
                                        duty reserve tax or withholding taxes


Payment of Taxes

   The depositary may deduct the amount of any taxes owed from any payments to ADR holders. It may also restrict the transfer of ADRs or restrict the withdrawal of the underlying ordinary shares or other deposited securities until the holder pays taxes owed on its ADRs or underlying securities. The depositary may also sell deposited securities to pay any taxes owed. The holder will remain liable if the proceeds of the sale are not enough to pay the taxes.

   See also the previous section "-- Fees and Expenses" in relation to the holder's liability for taxes which the depositary or custodian has to pay.

Requirements for Actions by ADR Holders

   Upon written request to the depositary, ADR holders may exercise the right of a member of BP Amoco in respect of the Amoco ordinary shares or other deposited property represented by ADRs. Guaranty Nominees Limited, the depositary's current nominee, will only take action to the extent it is practicable and not restricted by any law, regulation, stock exchange requirement or the BP Amoco articles of association. With respect to rights other than those set forth above under "Voting Rights of Holders of ADRs," Guaranty Nominees will only take action to the extent that the ADR holder indemnifies it and provides security in the form of a bond. Any action taken by Guaranty Nominees will be for the sole benefit, and at the cost and expense of such ADR holder.

   In order to become ordinary shareholders and enforce such rights directly, holders of ADSs will be required to withdraw from the depositary at least six of the BP Amoco ordinary shares underlying their BP Amoco ADRs.

Limitation on Liability and Obligations of ADR Holders

   The deposit agreement expressly limits the obligations of BP Amoco and the depositary. It also limits their liability. Pursuant to the deposit agreement, BP Amoco and the depositary:

   o are obliged only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

   o are not liable if either of them is prevented or delayed by law, any provision of the BP Amoco articles of association or circumstances beyond their control from performing their obligations under the deposit agreement;

   o are not liable if either of them exercises, or fails to exercise, any discretion permitted under the agreement;

   o have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the deposit agreement on behalf of the ADR holder or on behalf of any other party unless they are indemnified to their satisfaction;

   o may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any ADR holder or any other person whom they believe in good faith is competent to give them that advice or information;

   o may rely and shall be protected in acting upon any written notice or other document believed by them to be genuine; and

   o shall not be responsible for any failure to carry out any instructions to vote any of the ordinary shares.

   In the deposit agreement, BP Amoco and the depositary agree to indemnify each other under specified circumstances.

Requirements for Actions by the Depositary

   Before the depositary will issue or register the transfer of an ADR, make a distribution on an ADR, or permit withdrawal of ordinary shares, BP Amoco or the depositary may require:

   o payment of taxes, including stamp duty reserve tax and stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities, as well as the fees and expenses of the depositary;

   o production of satisfactory proof of the identity, residence and citizenship of the person presenting ordinary shares for deposit or ADRs upon withdrawal, and of the genuineness of any signature or other information they deem necessary; and

   o compliance with regulations the depositary may establish with BP Amoco which are consistent with the deposit agreement, including presentation of transfer documents.

Registrars and Co-Transfer Agents

   BP Amoco ADRs are currently listed on the New York, Chicago, Pacific, and Toronto Stock Exchanges. If any BP Amoco ADRs are listed on one or more additional stock exchanges in the U.S., the depositary or its agent will act as registrar or, upon the written request or with the written approval of BP Amoco, appoint a registrar, or one or more co-registrars, for registry of the BP Amoco ADRs in accordance with any requirements of such exchanges.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BP AMOCO p.l.c.
                                          (Registrant)







Dated:   March 27, 2000                     By: /s/ P.J. CLAYTON
                                                  Deputy Company Secretary